

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 15, 2007

Mr. Hugh Idstein
Chief Financial Officer
Dune Energy, Inc.
3050 Post Oak Blvd., Suite 695
Houston, Texas 77056

> **Re: Dune Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **File No. 001-32497**

Dear Mr. Idstein:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief